UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report: April 11, 2011

HUTECH21 CO. LTD.

001-10559
(Commission File Number)

#201 Daerungtechnotown III

Gasan-Dong

Geumcheon-Gu, Seoul

Korea 153-772

(Address of Principal Executive Offices)

 _______________

+82 2 2107 7200

(Registrant Telephone number)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes [   ] No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

(1)

ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

On April 8, 2011, Hutech21 Co. Ltd. (the “Company”) entered into a share exchange agreement (the “Share Exchange”), among the Company, Hutech HongKong Co. Limited, a Hong Kong company (“Hutech HK”), Mr. Taehoan Park, and the Shareholders of Hutech HK.. Pursuant to the Share Exchange we are to acquire 100% of the issued and outstanding capital stock of Hutech HK in exchange for 66,000,000 shares of our common stock, par value $0.0001, which shall constitute 99.17% of our issued and outstanding capital stock on a fully-diluted basis as of and immediately after the consummation of the transactions contemplated by the Share Exchange Agreement.

The foregoing description of the terms of the Share Exchange Agreement is qualified in its entirety by reference to the provisions of the agreement filed as Exhibit 10.1 to this report, which is incorporated by reference herein.

FINANCIAL STATEMENTS AND EXHIBITS

(d) Exhibits

Exhibit No.	Description
10.1	Share Exchange Agreement, dated April 8, 2011, by and among the Company, Hutech HK, the Shareholders of Hutech HK and Mr. Taehoan Park.

(2)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 11, 2011

HUTECH21 CO. LTD.

By:	/s/ Taehoan Park
Taehoan Park
Chief Executive Officer; Chief Financial Officer

(3)

EXHIBIT INDEX

Exhibit No.	Description
10.1	Share Exchange Agreement, dated April 8, 2011, by and among the Company, Hutech HK, the Shareholders of Hutech HK and Mr. Taehoan Park.